UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OLD POINT FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, $5.00 par value
(Title of Class of Securities)

680194107
(CUSIP Number)

Drew M. Covert

Chairman of the Board and Chief Executive Officer

Southern BancShares (N.C.), Inc.

116 East Main Street

Mount Olive, North Carolina

(919) 658-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	680194107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern BancShares (N.C.), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
152,710 (1)
	8	SHARED VOTING POWER
106,655 (2)
	9	SOLE DISPOSITIVE POWER
152,710 (1)
	10	SHARED DISPOSITIVE POWER
106,655 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
259,365 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0% (4)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Reflects: 152,710 shares of common stock (“Common Stock”) of Old Point Financial Corporation (the “Issuer”) owned by Southern BancShares (N.C.), Inc. (the “Reporting Person”).
(2)	Reflects: 106,655 shares of Common Stock owned by a corporation in which a principal shareholder of the Reporting Person (the “Shareholder”) serves as a director and officer, and is also a principal shareholder. The Shareholder disclaims voting and dispositive power with respect to such shares of Common Stock.
(3)	Reflects: (i) 152,710 shares of Common Stock owned by the Reporting Person; and (ii) 106,655 shares of Common Stock owned by a corporation in which the Shareholder serves as a director and officer, and is a principal shareholder. The Shareholder disclaims voting and dispositive power with respect to such shares of Common Stock.
(4)	Based on 5,187,293 shares of common stock ($5.00 par value) outstanding as of March 15, 2022, as disclosed in the Form 10-K filed by Old Point Financial Corporation on March 31, 2022.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock ($5.00 par value) of Old Point Financial Corporation (the “Common Stock”). Old Point Financial Corporation (the “Issuer”) is a Virginia corporation with its principal executive offices located at 101 East Queen Street, Hampton, Virginia 23669.

Item 2.	Identity and Background

(a), (b) and (c)         This Schedule 13D is being filed on behalf of Southern BancShares (N.C.), Inc., a bank holding company, incorporated in Delaware (the “Reporting Person”). The business address of the Reporting Person is 116 East Main Street, Mount Olive, North Carolina 28365.

The following individuals (the “Related Persons”) are executive officers, directors and/or principal shareholders (i.e. shareholders beneficially owning 10% or more of the shares of the Reporting Person, calculated based on total votes).

Name	Business Address	Principal Occupation	Relationship to Reporting Person

Julian R. Aycock	924 Aycock Dairy Farm Road, Fremont, North Carolina 27830	President, Marr's, Inc.	Director

Claire H. Bristow	1022 Marlowe Rd, Raleigh, NC 27609	Commercial interior designer	Principal shareholder

William H. Bryan	1 Cucumber Blvd., Mount Olive, North Carolina 28365	Executive Chairman, Mount Olive Pickle Company, Inc.	Director

Hope H. Bryant	4300 Six Forks Road Raleigh, North Carolina 27609	Vice Chairperson, First Citizens BancShares, Inc.; Corporate Sales Executive, First-Citizens Bank & Trust Company	Director; Principal shareholder

Joel K. Butler	740 Greenville Blvd. SE, Ste. 400-294, Greenville, North Carolina 27858	Retired	Director

Michael L. Chestnutt	501 College Street, Clinton, North Carolina 28329	Managing Partner, Black Chestnutt and Johnson, PA	Director

Drew M. Covert	116 East Main Street, Mount Olive, North Carolina 28365	Chief Executive Officer of the Reporting Person and Southern Bank and Trust Company	Director; Executive Officer

L. Taylor Harrell	116 East Main Street, Mount Olive, North Carolina 28365	President of the Reporting Person and Southern Bank and Trust Company	Executive Officer

Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, North Carolina 27609	Chairman and Chief Executive Officer of First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company	Principal shareholder

Olivia B. Holding	P.O. Box 1352 Smithfield, North Carolina 27577	President and Director, Twin States Farming, Inc.; President and Director, E&F Properties, Inc.	Director; Principal shareholder

G. Rouse Ivey	370 Ivey Road, Mount Olive, North Carolina 28365	Self-employed farmer	Director

J. Grey Morgan	187 Jones Turner Rd., Mount Olive, North Carolina 28365	Retired	Director

John C. Pegram	210 Kinsale Dr., Chapel Hill, North Carolina 27517	Retired	Director

Thomas R. Sallenger	710 Nash Street W., Wilson, North Carolina 27893	Attorney; general partner, Sallenger Law, LLP	Director

David L. Sauls, Jr.	116 East Main Street, Mount Olive, North Carolina 28365	Executive Vice President, Chief Financial Officer and Corporate Secretary of the Reporting Person and Southern Bank and Trust Company	Executive Officer

Malcolm R. Sullivan, Jr.	1550 Cuyler Best Rd., Goldsboro, North Carolina 27534	Chief Executive Officer Feelgoodz Holdings NC, Inc.	Director

(d) and (e)        During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, during the last five years, none of the Related Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        To the knowledge of the Reporting Person, each of the Related Persons is a United States citizen.

Item 3.	Source and Amount of Funds or Other Considerations

The shares of Common Stock beneficially owned by the Reporting Person (152,710 shares, or approximately 2.9% of the outstanding shares of Common Stock[1]) were acquired over a period of approximately two years through a series of open market purchases and privately negotiated transactions using its working capital. It is anticipated that any additional shares of Common Stock to be acquired by the Reporting Person will also be acquired through open market purchases and privately negotiated transactions using its working capital. The Reporting Person’s investment in the Issuer is passive and the Reporting Person has no plans to influence or impede the management, operations, or policies of the Issuer. The Reporting Person has no current plans to seek representation on the Issuer’s board of directors. The Reporting Person has not entered into voting or other agreements with any other party as it relates to the Common Stock, and disclaims the existence of a group.

First Citizens BancShares, Inc. (“FCB”), a corporation in which Frank B. Holding, Jr., a principal shareholder of the Reporting Person (referred to above as the “Shareholder”) serves as a director and officer, and is also a principal shareholder, owns 106,655 shares of Common Stock, or approximately 2.1% of the outstanding shares of Common Stock.(1) The shares of Common Stock beneficially owned by FCB were acquired over a period of approximately six years through a series of open market purchases and privately negotiated transactions using its working capital. The Shareholder disclaims voting and dispositive power with respect to the shares of Common Stock owned by FCB. No other Related Person owns shares of Common Stock.

Item 4.	Purpose of Transaction

Item 3 above is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)        The Reporting Person may be deemed to beneficially own 259,365 shares of Common Stock, constituting approximately 5.0% of the outstanding shares of Common Stock. See Item 3 above for details of the shares of Common Stock beneficially owned by the Related Persons. The Reporting Person disclaims the existence of a group.

(b)       The Cover Page of this Schedule 13D and Items 2 and 3 above are incorporated herein by reference.

(c)        During the past 60 days, the Reporting Person has acquired 2,496 shares of Common Stock at an aggregate cost of $65,150, or an average cost of $26.10 per share, through a series of open market purchases and privately negotiated transactions using its working capital. None of the Related Persons, including FCB, has acquired shares of Common Stock during the past 60 days.

(d)        Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 3 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

1 Based on 5,187,293 shares of common stock ($5.00 par value) outstanding as of March 15, 2022, as disclosed in the Form 10-K filed by Old Point Financial Corporation on March 31, 2022.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2022
Dated

/s/ Drew M. Covert
Signature

Drew M. Covert, Chief Executive Officer, Southern BancShares (N.C.), Inc.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).